United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes       No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes       No   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes       No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signatures

Change in the Executive Committee

Rio de Janeiro, April 1, 2005 — Companhia Vale do Rio Doce (CVRD) informs that, at the next Board of Directors meeting on April 20, Armando de Oliveira Santos will leave his position at CVRD as Executive Director for Ferrous Minerals. The executive, who has been working for CVRD for almost 35 years, will enjoy his planned retirement.

The Executive Committee will indicate to the Directors at the aforementioned Board Meeting the name of José Carlos Martins, current Executive Director of Holdings and Business Developments, to assume the position. Martins has wide experience in the metals and mining industry, having worked in several national and international companies. At the same meeting, the indication and election of the new Executive Director of Holdings and Business Developments will take place.

On behalf of the shareholders and the Executive Board, CVRD’s CEO, Roger Agnelli, would like to thank Armando Santos for his efforts and important contributions to the Company’s growth. “Armando has been by my side since I became CVRD’s CEO and his work contributed to generate the excellent results that we have been delivering during the last years. I wish him good health to enjoy the fruits of his long and productive work”.

For Armando Santos, his exit from the Company is the evidence of CVRD’s organizational maturity: “I leave the Company where I worked for almost 35 years. Now I will commence a new phase in my life. I am confident that the guidelines of our strategic planning and excellent management team and asset base will be maintained”.

Roger Agnelli and all members of the Executive Board wish success to Armando Santos in this new phase of his life.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: April 7, 2005	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer